UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-56767
CUSIP Number 813927 100

(Check One): ⌧  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Security Midwest Bancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

510 E. Monroe
Address of Principal Executive Office (Street and Number)

Springfield, Illinois 62701
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) by the prescribed filing due date of March 31, 2026. The Form 10-K is the Registrant’s first Annual Report since it completed its initial public offering in August 2025.  The Registrant’s delay in filing the Form 10-K is due primarily to additional time needed by the Registrant to allow it and its independent registered public accounting firm to complete their respective requisite pre-filing procedures.  The Registrant anticipates filing the Form 10-K no later than the 15th calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brenda Minder	(217)	789-3500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).⌧  Yes☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?⌧  Yes☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net income of approximately $299,000 for the year ended December 31, 2025 compared to net income of $683,000 for the year ended December 31, 2024 primarily due to an increase in non-interest expense due to our withdrawal from our defined benefit pension plan, resulting in expense of $998,000 for the year ended December 31, 2025.

Security Midwest Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Brenda Minder
Brenda Minder
Executive Vice President and Chief Financial Officer